ANIMAS RESOURCES LTD. TSX-V: ANI 325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7 Telephone: 604-687-6197 Facsimile: 604-688-3392

October 29, 2008                                                        NR 08-16

Animas Resources Exploration Update on their Activities in the

Santa Teresa Mining District

Animas Resources (TSX VENTURE: ANI) (the "Company") is pleased to provide an exploration update on activities in the Santa Teresa mining district, Sonora, Mexico relevant to our past producing Santa Gertrudis and Amelia gold projects.

Animas Resources has completed 22 diamond core drill holes and three reverse circulation drill holes (Figure 1).  After results from this round of drilling are complete and integrated into our program, additional drilling is planned to focus on the discovery of larger gold deposits.  Our geophysical team has also completed at total of 135.2 line kilometers of ground electrical surveys (IP / Resistivity). Additionally, two and three-dimensional remolding of these surveys, combined with existing magnetic surveys, is being plotted along geologic cross sections.

Figure 1

2008 Drilling

The 25 completed drill holes (Figure 1) were drilled in the following areas and had several different objectives:

●

Corral - Three offset diamond holes were drilled to test for western extensions of known mineralization, in areas of favorable stratigraphy, of the 33,436 historic gold ounce resource at Corral (W. S. Hamilton, 2003).  Corral is reported to have produced 39,164 ounces at an average grade of 2.5 gpt.

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Mirador - Three diamond drill holes are complete in the Mirador area; two shorter holes exploring under the reported 45,071 historic gold ounce resource (W. S. Hamilton, 2003) and a 486 meter hole following up zones of intense stockwork veining in biotite hornfels. The area is part of a 1.5 by 1.0 Kilometer zone of quartz sericite alteration, surface gold in rock anomalies and iron oxides after sulfides (Figure 2). An electrical response (IP) is coincident with this large target (Figure 4). Mirador is reported to have produced 10,202 ounces of gold grading 1.43 opt.

Figure 2

Gold in Rock

Figure 4

Geophysical and large targets

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Amelia - Three diamond drill holes at Amelia were drilled that were designed to test southwest extensions of the Amelia gold deposit.  Amelia is reported to have produced 98,483 ounces of gold and no historic resource ounces are reported (W. S. Hamilton, 2003).  As at Mirador, the drilling verified the surface evidence of a larger area of more intense alteration (Figure 3) and veining. With the recent acquisition of the Lixivian concessions, the Company can now target the entire altered area.

Figure 3

Large target areas

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Berta - Four diamond drill holes are complete at Berta, the surface site of the old mine office and facilities. While the historic resources are listed as only 3,360 ounces of gold (Hamilton, 2003), the area has indications of oxidized gold bearing sediments at the surface. Assays from only one hole have been received.

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Offset holes at Camello (1 hole), Pirinola (4 holes), Real Viejo (2 holes), and Santa Teresa (2 holes) are completed. These holes were designed to offset known mineralization.

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Dora - The extension of the mineralization at Dora was tested with one hole and appears to be verifying the geophysical evidence that Dora south to Cora may well be yet another of the larger higher-temperature hydrothermal centers (Figure 3).

●

Two holes were completed under gravel cover to test two geophysical anomalies. One hole encountered a weakly altered intrusive and the second a section of sedimentary rocks similar to those at the Manueles deposit. Targeted using geophysics it is encouraging that the gravels are relatively thin, and both favorable host rocks and intrusive are buried by post-mineral gravels.

Animas Resources has experienced unacceptable delays in receiving assays from the over worked preparation lab in Hermosillo, Mexico.  Seven weeks ago the Company began sending all drill samples to a lab in Tucson and they appear to be on schedule.  The Company has now begun receiving assays in several different project areas.  Once Animas Resources has a complete set of drill holes for a particular project area they will be released in context with one another and in context with the target(s) in that project area.  The Company expects to begin releasing this information shortly.

Additional Geophysics

The major advancement in our geophysical program at Santa Gertrudis is the two and three dimensional modeling of the new and historic data in context of the recent geologic mapping and drill hole geology. Positive correlations between surface intense alteration zones and long intervals of stock work veining in hornfels altered sedimentary rocks offer confidence in how to specifically apply the extensive geophysical data set to our focused search for larger gold deposits (Figure 4).

Strategic Planning

The Company is implementing cost cutting and cash conservation programs to wisely plan for success with resources we currently have on hand.  The initial drilling program is complete and the coming months will focus on large target areas with continued mapping, using our existing databases, and advancing the historic modeling and reports. Animas Resources will follow this with a second drill program that is part of the current budget.

“In these very difficult financial markets it is prudent to manage expenses wisely while staying focused on the task at hand.  Our technical team has made great strides in identifying areas with potential for much larger deposits than those mined in the past” said Gregory McKelvey, President of Animas Resources.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico.  Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.